[redacted]

09059773

SEC Mail
Mail Processing
Section

MAR 04 2009

Washington, DC
106

AB
3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67324 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooperative of American Physicians Insurance Services, INC.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street, 8th floor
(No and Street)

| Los Angeles, | California | 90071 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Kezirian (213) 473-8773
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Peter Kezirian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooperative of American Physicians Insurance Services, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn to (or affirmed) to before me on this 17th day of February 20 09, by PETER KEZIRIAN personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Aline Rubina Babaian
Notary Public

Signature

General Counsel
Title

ALINE RUBINA BABAIAN
Commission # 1738034
Notary Public - California
Los Angeles County
My Comm. Expires May 9, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

Board of Directors
Cooperative of American Physicians Insurance Services, Inc.:

We have audited the accompanying statements of financial condition of Cooperative of American Physicians Insurance Services, Inc. (the Company), as of December 31, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooperative of American Physicians Insurance Services, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2009

**Cooperative of American Physicians Insurance Services, Inc.**
**Statement of Financial Condition**
**December 31, 2008**

## Assets

| | |
|---|---|
| Cash | $ 30,961 |
| Receivable from related party | 11,529 |
| **Total assets** | $ 42,490 |

## Liabilities and Stockholder's Equity

**Liabilities**

| | |
|---|---|
| Account payable & accrued expenses | $ 8,635 |
| **Total liabilities** | 8,635 |

**Stockholder's equity**

| | |
|---|---|
| Common stock, $.001 par value – authorized, 1,000 shares; issued and outstanding, 1,000 shares | $ 1 |
| Additional paid-in capital | 29,999 |
| Retained earnings | 3,855 |
| Total stockholder's equity | 33,855 |
| **Total liabilities and stockholder's equity** | $ 42,490 |

*The accompanying notes are an integral part of these financial statements.*

**Cooperative of American Physicians Insurance Services, Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2008**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 1,922 |
| **Total revenues** | 1,922 |
| **Expenses** | |
| Management fees | 6,000 |
| Professional fees | 35,665 |
| Other operating expenses | 5,674 |
| **Total expenses** | 47,339 |
| **Net income (loss) before income tax provision (benefit)** | (45,417) |
| **Income tax provision (benefit)** | (10,148) |
| **Net income (loss)** | $ (35,269) |

*The accompanying notes are an integral part of these financial statements.*

**Cooperative of American Physicians Insurance Services, Inc.**
**Statement of Changes of Stockholder's Equity**
**For the Year Ended December 31, 2008**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2007 | $ 1 | $ 29,999 | $ 39,124 | $ 69,124 |
| Net income (loss) | – | – | (35,269) | (35,269) |
| Balance at December 31, 2008 | $ 1 | $ 29,999 | $ 3,855 | $ 33,855 |

*The accompanying notes are an integral part of these financial statements.*

**Cooperative of American Physicians Insurance Services, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2008**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ (35,269) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Receivable from related party | $ (11,529) | |
| Prepaid expenses | 1,693 | |
| Increase (decrease) in liabilities: | | |
| Account payable & accrued expenses | 127 | |
| Total adjustments | | (9,709) |
| **Net cash provided by (used in) operating activities** | | (44,978) |
| **Cash flows from investing activities:** | | – |
| **Cash flows from financing activities:** | | – |
| **Net cash provided by (used in) financing activities** | | – |
| **Net increase (decrease) in cash** | | (44,978) |
| **Cash at beginning of year** | | 75,939 |
| **Cash at end of year** | | $ 30,961 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Cash paid during the year for | |
| Interest | $ – |
| Income taxes | $ 800 |

*The accompanying notes are an integral part of these financial statements.*

**Cooperative of American Physicians Insurance Services, Inc.**
**Notes to Financial Statements**
**December 31, 2008**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Cooperative of American Physicians Insurance Services, Inc. (the "Company") was incorporated in the State of Delaware on February 23, 2006. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company markets certain financial products which comprises several classes of services, including the sale of variable life insurance exclusively to California licensed and California domiciled physicians and surgeons, private placement of membership interests on a best efforts basis, and welfare benefit programs to physicians.

The Company is a wholly-owned subsidiary of Cooperative of American Physicians, Inc. (the "Parent").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from related party is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company recognizes its commissions when earned.

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

**Note 2: INCOME TAXES**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is a wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) is comprised of the following:

| | |
|---|---|
| Current income tax expense (benefit) | |
| Federal | $ – |
| State | 800 |
| Total current income tax expense (benefit) | 800 |
| Deferred income tax expense (benefit) | |
| Federal | (6,933) |
| State | (4,015) |
| Total deferred income tax expense (benefit) | (10,948) |
| Total provision for income tax expense (benefit) | $ (10,148) |

## Note 3: RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with the Parent effective January 1, 2007. The terms of this agreement stipulated that the Parent provides certain administrative, and payroll services for the Company. In addition, most of the overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, personnel, and various other operating costs incurred in the ordinary course of business. During the year ended December 31, 2008, $6,000 was reimbursed to the Parent which was recorded as management fees on the Statement of Operations.

In the prior year, the Company made federal and state tax payments to the Parent. At December 31, 2008, the Company expects to recover $11,529 from its Parent as the net operating loss generated in 2008 is expected to be utilized in the consolidated income tax returns filed by its Parent.

## Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

| Statement Number | Title | Effective Date |
|---|---|---|
| FIN 48 | Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 | After 12/15/07 |
| SFAS 141(R) | Business Combinations | After 12/15/08 |
| SFAS 157 | Fair Value Measurements | After 12/15/07 |
| SFAS 160 | Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 | After 12/15/07 |
| SFAS 161 | Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 | After 12/15/08 |

**Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 5: NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $22,326 which was $17,326 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($8,635) to net capital was 0.39 to 1, which is less than the 15 to 1 maximum ratio allowed.

**Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is no material difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA, except as follows:

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 22,326 |
| Adjustments: | | |
| Retained earnings | $ (9,581) | |
| Non -allowable assets | 9,581 | |
| Total adjustments | | - |
| Net capital per audited statements | | $ 22,326 |

**Cooperative of American Physicians Insurance Services, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2008**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholder's equity** | | |
| Common stock | $ 1 | |
| Additional paid-in capital | 29,999 | |
| Retained earnings | 3,855 | |
| **Total stockholder's equity** | | $ 33,855 |
| Less: Non-allowable assets | | |
| Receivable from related party | (11,529) | |
| Total adjustments | | $ (11,529) |
| **Net capital** | | 22,326 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 576 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | $ 5,000 |
| **Excess net capital** | | $ 17,326 |
| Ratio of aggregate indebtedness to net capital | 0.39: 1 | |

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 6.

*See independent auditor's report.*

**Cooperative of American Physicians Insurance Services, Inc.**
**Schedule II - Computation for Determination of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2008**

A computation of reserve requirement is not applicable to Cooperative of American Physicians Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Cooperative of American Physicians Insurance Services, Inc.**
**Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3**
**As of December 31, 2008**

Information relating to possession or control requirements is not applicable to Cooperative of American Physicians Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

# Cooperative of American Physicians Insurance Services, Inc.

## Supplementary Accountant's Report

## on Internal Accounting Control

## Report Pursuant to 17a-5

## For the Year Ended December 31, 2008

# BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Cooperative of American Physicians Insurance Services, Inc.:

In planning and performing our audit of the financial statements of Cooperative of American Physicians Insurance Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and proce dures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*We Focus & Care*℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 11, 2009

**Cooperative of American Physicians Insurance Services, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2008**